SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment #5)*


                                 Conceptus Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    206016107
                                 (CUSIP Number)

    August 2, 2004 (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this schedule is filed:

                                (X) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

---------------------------------------------------------------
1)      Name of Reporting Person              Symetra Asset Management Company,
         S.S. or I.R.S. Identifica-            formerly Safeco Asset Management
         tion No. of Above Person              Company

---------------------------------------------------------------
 2)      Check the Appropriate Box         (a)
         if a Member of a Group            ___________________________
         (See Instructions)                (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of           State of Washington
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by        (6) Shared Voting
Reporting              Power                0
Person With       ___________________________________________________
                (7) Sole Dispositive
                    Power                   0
                  ---------------------------------------------------
                (8) Shared
                    Dispositive Power       0
---------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by Reporting Person          0
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                  0%
---------------------------------------------------------------
12)      Type of Reporting Person            IA
         (See Instructions)

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                  1021 Howard Avenue, San Carlos, CA  94070

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (page 2).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  Symetra Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA 98101


Item 2(c).        Citizenship:   See Item 4 on cover page (page 2).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
                  (c), check whether the persons filing are:

         (a) ( )Broker or Dealer registered under Section 15 of the Act.
         (b) ( )Bank as defined in Section 3(a)(6) of the Act.
         (c) ( )Insurance Company as defined in Section 3(a)(19) of the Act.
         (d) ( )Investment Company registered under Section 8 of the Investment Company Act of 1940.
         (e) (X)Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) ( )Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of
                1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g) ( )Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
         (h) ( )Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
         (i) ( )Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j) ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

                    Items (a) through (c): See items 1 and 5-11 of the cover page (page 2).


               Symetra Asset Management Company expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that it was, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of the securities covered by this statement. The company is filing this statement because it was considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly owned such shares.


Item 5.  Ownership of 5% or Less of a Class:

               As of August 2, 2004, Symetra Asset Management Company is no longer the investment adviser to the investment companies that own the securities covered by this statement and has therefore ceased to be a reporting person for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934.


Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7.  Identification  and  Classification  of the  Subsidiary  Which
                 Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 14, 2004                     Symetra  Asset  Management  Company


                                                     By /s/ David H. Longhurst
                                                    ----------------------------
                                                            David H. Longhurst
                                           Vice President, Treasurer, Controller